Exhibit 12.1

Pattern Energy Group Inc.
Ratio of Earnings to Fixed Charges
(In thousands of dollars, except for ratio)
Earnings	Six months ended June 30, 2017	2016	2015	2014	2013	2012
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$(34,224)	$(73,812)	$(66,783)	$(11,568)	$6,772	$(16,940)
Add:
Fixed charges	48,568	80,329	85,405	70,212	66,112	46,237
Amortization of capitalized interest	605	1,210	1,046	1,066	1,037	585
Less:
Interest capitalized	—	—	(5,506)	(595)	(1,017)	(9,386)
Total earnings available for fixed charges	$14,949	$7,727	$14,162	$59,115	$72,904	$20,496

Fixed Charges
Interest expensed and capitalized	$47,394	$78,004	$83,413	$68,289	$64,631	$45,888
Amortization of capitalized expenses related to indebtedness	1,174	2,325	1,992	1,923	1,481	349
Total fixed charges	$48,568	$80,329	$85,405	$70,212	$66,112	$46,237

Ratio of earnings to fixed charges	—	—	—	—	1.1	—

Insufficient Coverage	$33,619	$72,602	$71,243	$11,097	N/A	$25,741